Exhibit 10.1

MANAGEMENT AGREEMENT

This Management Agreement (this "Agreement") is made and entered into as of April 26, 2004, by and between Southern Star Central Gas Pipeline, Inc., a Delaware corporation ("SSCGP"), Western Frontier Pipeline Company, L.L.C., a Delaware limited liability company ("Western Frontier") (SSCGP and Western Frontier collectively, the "Operating Companies"), and AIG Highstar Capital, L.P., a Delaware limited partnership ("Manager").

RECITALS

WHEREAS, each of SSCGP and Western Frontier is a wholly owned subsidiary of Southern Star Central Corp., a Delaware corporation ("Southern Star");

WHEREAS, the Operating Companies desire to hire Manager to provide general management services to the Operating Companies with respect to the assets, conduct of business and management of operations by or involving the Operating Companies (any or all such assets, business, or operations, individually or collectively, are hereinafter referred to as the "Business");

WHEREAS, Christopher Lee, Michael Walsh and Aaron Gold are employed for the benefit of the Manager by an indirect affiliate of Manager;

WHEREAS, the parties hereto have agreed for the benefit of the holders from time to time of the Series A Preferred Stock issued by Southern Star (the "Series A Preferred Stock"), that payment of the Management Fee (as hereinafter defined) shall be subordinated in right of payment to certain obligations of Southern Star with respect to the Series A Preferred Stock;

WHEREAS, the Board of Directors of each of Southern Star and SSCGP have executed board resolutions and the Management Committee of Western Frontier has adopted a resolution, all approving the terms of this agreement and authorizing the Operating Companies to enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

APPOINTMENT, AUTHORITY AND LIMITATIONS

1.1   **Appointment of Manager**. The Operating Companies appoint Manager as the sole operator and manager of the Business, subject to any constraints that are or may become imposed by applicable laws or regulations and the terms of this Agreement. Manager accepts this appointment by the Operating Companies in accordance with the terms and conditions of this Agreement.

1.2   **Officers; Performance; Reporting.** Christopher Lee, Michael Walsh and Aaron Gold (Lee, Walsh and Gold collectively, the "Manager Officers") shall devote sufficient time to the Business, all in accordance with the charter, by-laws and other governing documents of the Operating Companies. The Manager Officers shall perform their functions and responsibilities at the authorization and direction of the Board of Directors or Management Committee of the Operating Companies (each an "OpCo Board", and collectively, the "OpCo Boards") pursuant to this Agreement. The Manager Officers will provide each OpCo Board periodic reports about the Business as may reasonably be requested by such OpCo Board.

1.3 **Authority of Manager Officers.** Subject to the terms of this Agreement, and the direction of the OpCo Boards, the Manager Officers shall have responsibility for the oversight, operation and management of the Business and, as such, shall be authorized to make and implement decisions with respect to the Business arising in the ordinary course of business, and the OpCo Boards shall be responsible for supervising the Manager Officers with respect to their performance hereunder and shall make all material decisions relating to the Business not arising in the ordinary course of the Business.

1.4 **Retained Authority of OpCo Board.** The OpCo Boards retain, except as limited by Southern Star's Subsidiary Approval Requirements Policy, the authority to make decisions with respect to the Business relating to (i) incurrence of indebtedness by the Operating Companies or any subsidiaries other than liabilities incurred in the ordinary course of conducting the Business, (ii) guarantees by the Operating Companies of obligations of entities other than the Operating Companies or any subsidiaries, (iii) issuance of equity securities, including rights to acquire equity securities, of the Operating Companies or any of their subsidiaries, (iv) mergers, consolidations, liquidations and dissolutions involving the Operating Companies or any of their subsidiaries, (v) sales and other dispositions by the Operating Companies of any assets that are material to the Business not arising from the ordinary course of business unless consistent with authorization pursuant to an operating or capital budget then in effect as approved by the applicable OpCo Board, (vi) dividends or similar distributions to holders of SSCGP and Western Frontier securities, (vii) approval except in the ordinary course of operations of annual operating and capital budgets for the Business as contemplated by Section 2.3(a), (viii) approval of material unbudgeted expenditures for or by the Business unless the Manager Officers, in their sole discretion due to unexpected events and circumstances, deems such an expenditure to be reasonably necessary prior to such approval in order to assure the continued operations of the Business in substantial compliance with law or to allow material performance under any material contract for the Business; provided, that, in such instances, the applicable OpCo Board is notified as soon as practicable thereafter and in any event within three days after such expenditure, (ix) investments, loans and advances (other than between or among the Operating Companies and any subsidiaries) not arising from the ordinary course of business unless consistent with the applicable OpCo Board authorization, either specifically or presumptively pursuant to a Board approved operating or capital budget then in effect, and (x) any matter which is required by law, regulation, rule or governmental order to be reserved to the judgment of the OpCo Boards.

ARTICLE II

SERVICES AND COMPENSATION

2.1 **Management Services.** Manager shall be responsible, and shall devote such amount of time and resources as necessary, for the performance of the services listed on Exhibit A hereto (the "Management Services"), such performance to be in good faith, with due care (within the meaning of the law of the State of Delaware), and consistent and in accordance with (a) Accepted Gas Pipeline Practices, (b) laws and regulations applicable to the Business, and (c) material contracts and agreements binding on the Business. For purposes of this Agreement, "Accepted Gas Pipeline Practices" shall mean those practices, methods and acts engaged in or approved by a significant and similarly situated portion of the interstate natural gas pipeline industry during the term of this Agreement, and any of the practices, methods and acts which, in the exercise of reasonable judgment in light of the facts known at the time a decision is made, would have been reasonably expected to accomplish a desired result at reasonable cost consistent with good business practices, reliability, safety and expedition.

2.2 **Compensation.**

(a) **Management Fee.** Subject to Article IX hereof, as compensation for the Management Services provided by Manager pursuant to this Agreement, the Manager shall earn a management fee (the "Management Fee") equal to $75,000 per month, payable as hereinafter set forth. For purposes of this Agreement, the parties agree that accrual of the Management Fee began June 1, 2003. The Management

Fee accrued through September 30, 2003, shall be paid on the date hereof (the "Initial Fee Payment Date"). Commencing June 30, 2004, and on the last day of each fiscal quarter thereafter, the Operating Companies shall pay the Management Fees accrued for the fiscal quarter ending six months previously (each such date, together with the Initial Fee Payment Date, a "Management Fee Payment Date").[1] In the event that a payment is not made on a Management Fee Payment Date as a result of a Payment Blockage Event (as defined in Article IX), then such Management Fees that would have been payable on such date shall be payable on the first business day in which a Payment Blockage Event is no longer occurring and continuing. The Management Fee shall be allocated among the Operating Companies using the modified "Massachusetts method", which bases the allocation on a ratio of gross labor costs, gross plant costs, and net revenues, as described in FERC Opinion No. 291 under Docket RP85-125-000.

(b)   **Expense Reimbursement.** The compensation of Manager pursuant to the Management Fee described above shall be exclusive of, and Manager shall also be entitled to, reimbursement by the Operating Companies, for all direct and indirect expenditures reasonably incurred by or on behalf of Manager for or in the performance of its obligations under this Agreement. Reimbursement payments shall be made monthly by the Operating Companies to Manager within five (5) business days after receipt by the Operating Companies and the OpCo Boards of a statement (the "Monthly Expense Statement") of Manager's reimbursable expenses for the preceding month. All Monthly Expense Statements shall be subject to audit by the Operating Companies during the term of this Agreement. For purposes of this Agreement, the parties agree that Manager is entitled to reimbursement of all eligible expenses incurred by Manager with respect to the Operating Companies since June 1, 2003, such expense reimbursement to be paid in full on the Initial Fee Payment Date.

2.3   Financial Matters.

(a)   **Budgets**. Manager shall cause to be prepared annual operating and capital budgets for the Business consistent with the reasonable directions by, and policy decisions of, the applicable OpCo Board for consideration and approval in accordance with the governing documents of such OpCo Board, which approval shall not be unreasonably withheld or delayed pursuant to Section 1.3.

(b)   **Quarterly and Annual Financial Reports**. Within forty-five (45) days after the end of each fiscal quarter, Manager shall cause to be prepared, and shall submit to the OpCo Boards, a quarterly and a cumulative year-to-date unaudited consolidated statement of income and expenses, and a balance sheet as of the end of such quarter, for Southern Star and the Operating Companies. Within ninety (90) days after the end of each fiscal year, Manager shall cause to be prepared, and shall submit to the OpCo Boards, annual audited consolidated financial statements for Southern Star and the Operating Companies.

ARTICLE III

CONFIDENTIAL INFORMATION AND OTHER COVENANTS

3.1   Records. Manager shall keep or cause to be kept all books and records necessary to record any and all affairs of the Business. Any such financial records shall be maintained in conformity with generally accepted accounting principles consistently applied and other record keeping practices customary to Manager and for the industry. Originals or copies of the books and records of the Business shall be maintained by Manager, and shall be open to inspection and examination by designated representatives and agents of Southern Star and the Operating Companies during the term of this Agreement at any reasonable time upon reasonable prior request.

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[1] For example, the Management Fee for the fiscal quarter ended December 31, 2003, shall be paid on June 30, 2004 and the Management Fee for the fiscal quarter ended March 31, 2004 shall be paid on September 30, 2004.

3.2   Insurance. Manager shall cause to be carried and maintained in force for the benefit, and at the expense, of the Operating Companies, such liability and other insurance with respect to the Business and its assets necessary to comply with applicable laws and regulations.

3.3   Permits and Licenses. Manager shall take all necessary steps to operate the Business consistent with the permits and licenses of the Operating Companies and the Business, which permits and licenses shall be at the exclusive expense and risk of the Operating Companies.

3.4   Regulatory Reports. Manager shall cause the preparation and filing of all federal, state and local reports, returns, pleadings and statements with respect to the Operating Companies to occur in accordance with applicable laws, rules, regulations and orders, except for such filings which are routinely and in the regular course of business made by the Operating Companies, which shall be subject to the general oversight of Manager.

3.5   Liens. Except for Liens arising out of a failure of the Operating Companies to meet payment obligations hereunder to Manager or any other person providing labor or services to the Operating Companies, including any engaged by Manager pursuant to this Agreement in the ordinary course or as contemplated by OpCo Board authorizations or approved budgets, Manager shall not otherwise, as a consequence of its own acts or acts of its suppliers and subcontractors, suffer or permit Liens or encumbrances to attach to any assets of the Business.

3.6   Other Agreements. During the term of this Agreement, none of the parties will knowingly become a party to any instrument, agreement or arrangements which would reasonably be expected to materially impair its ability to perform this Agreement.


ARTICLE IV

REPRESENTATIONS AND WARRANTIES


4.1   Representations and Warranties of Manager. Manager represents and warrants, as of the date hereof, as follows:

(a)   it is a partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own its properties and assets and to conduct its business as now conducted;

(b)   it has taken all necessary action to authorize the execution, delivery and performance of its obligations under this Agreement, which action has not been superseded or modified, and this Agreement has been duly executed and delivered by Manager and constitutes the legal, valid and binding obligation of Manager, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights and general principles of equity;

(c)   the execution, delivery and performance of this Agreement do not violate (i) Manager's partnership agreement or any resolution of its Board of Directors or other committees charged with the governance of its affairs, (ii) any contract to which it or, to the best of its knowledge, any of Manager's affiliates is a party or (iii) any law, rule, regulation, order, writ, judgment, injunction, decree or determination affecting Manager; and

(d)   no litigation is pending or, to its knowledge, threatened which seeks to restrain it from performing its obligations hereunder or the adverse outcome of which would materially affect its business or its ability to perform its obligations hereunder.

4.2   **Representations and Warranties of the Operating Companies.** The Operating Companies represent and warrant, as of the date hereof, as follows:

(a)   each is an entity duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own its properties and assets and to conduct its business as now conducted;

(b)   each has taken all necessary action to authorize the execution, delivery and performance of its obligations under this Agreement, which action has not been superseded or modified, and this Agreement has been duly executed and delivered by the Operating Companies and constitutes the legal, valid and binding obligation of the Operating Companies, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights and general principles of equity;

(c)   the execution, delivery and performance of this Agreement do not violate (i) the Operating Companies' articles of incorporation, by-laws or operating agreement or any resolution of either OpCo Board or other committees charged with the governance of its affairs, (ii) any contract to which an Operating Company is a party or (iii) any law, rule, regulation, order, writ, judgment, injunction, decree or determination affecting the Operating Companies or any of their properties; and

(d)   no litigation is pending or, to their knowledge, threatened which seeks to restrain the Operating Companies from performing their obligations hereunder or the adverse outcome of which would materially affect their business or their ability to perform their obligations hereunder.

ARTICLE V

TERM AND TERMINATION

5.1   **Effective Date.** This Agreement shall commence as of June 13, 2003, and shall continue in force and effect until such time as it is terminated as set forth herein, or by the mutual agreement of the parties hereto.

5.2   **Termination by OpCo Board.** The OpCo Boards may terminate this Agreement by providing Manager with written notice of the termination of this Agreement, the effective date of which shall be no less than sixty (60) days after delivery of such written notice. The Operating Companies shall be liable to Manager for full payment of any compensation, in such amounts as determined pursuant to Section 2.2(a) through the effective termination date, and for all costs incurred by Manager that are reimbursable pursuant to Section 2.2(b), in each case payable in full upon the date this Agreement is terminated.

5.3   **Termination by Manager.** Manager may terminate this Agreement by providing the OpCo Boards with written notice of the termination of this Agreement, the effective date of which shall be no less than sixty (60) days after delivery of such written notice. The Operating Companies shall be liable to Manager for full payment of any compensation, in such amounts as determined pursuant to Section 2.2(a) through the effective termination date, and for all costs incurred by Manager that are reimbursable pursuant to Section 2.2(b), in each case payable in full upon the date this Agreement is terminated.

5.4   **Survival Upon Termination.** The provisions of Article VI *(Indemnification)* shall survive the termination or expiration of this Agreement, and shall remain in full force and effect for a period of three (3) years following such termination or expiration, except that, the elimination of liability of Manager pursuant to Section 6.1(b), and the acknowledgement by the Operating Companies of their absolute responsibility therefore, shall survive indefinitely; and Manager's entitlement to any payment pursuant to this Agreement, including compensation, fees, expense reimbursement, indemnification or otherwise, shall survive until it has been indefeasibly paid all such amounts to which it may be entitled pursuant to Articles II, V and VI. The provisions of Article IX (*Subordination*) shall survive termination or expiration of this Agreement and shall remain in full force and effect until such time as the Series A Obligations have been paid and satisfied in full.

ARTICLE VI

INDEMNIFICATION

6.1   Indemnification by Operating Companies.

(a)   The Operating Companies shall indemnify, defend and hold Manager, its affiliates, subsidiaries, and any of their officers (including the Manager Officers), directors, employees, representatives or agents ("Manager Indemnified Parties") harmless from any claims, costs, damages, losses or expenses (including reasonable attorneys' fees) arising out of or relating to (i) any breach or default in the performance of its covenants, agreements or obligations under this Agreement, or (ii) Manager's performance of its covenants, agreements or obligations under this Agreement, including as a result of any actions or inactions by Manager arising out of or relating to (i) above, except to the extent attributable to the willful misconduct or gross negligence of the Manager.

(b)   The Operating Companies expressly acknowledge and agree that none of the Manager Indemnified Parties shall be liable for any action not prohibited by the terms of this Agreement, which is taken or omitted by, for or at the direction of Manager in good faith with respect to the Business, except to the extent attributable to the willful misconduct or gross negligence of the Manager. The Manager Indemnified Parties shall have full and complete authorization, and protection from the Operating Companies for any action taken or omitted by any of them hereunder in good faith, except to the extent attributable to the willful misconduct or gross negligence of the Manager.

(c)   Notwithstanding any of the foregoing, Manager shall not be liable to make or pay any refund or penalty due or claimed from either of the Operating Companies, either to or for the benefit of any customer or governmental agency, without limitation.

6.2   Limitation of Liability. Notwithstanding anything to the contrary in this Agreement, none of the parties hereto shall be liable for consequential, incidental or special damages resulting directly or indirectly from, or connected with, the performance or non-performance under this Agreement; nor shall any affiliate or member of Manager be liable for the performance or satisfaction of any duty, liability or obligation of the Manager undertaken hereby.

ARTICLE VII

FORCE MAJEURE

Manager shall not be liable to the Operating Companies if, by reason of force majeure (as hereinafter defined), Manager is rendered unable, wholly or in part, to perform its obligations under this Agreement. For purposes of this Agreement, "Force Majeure Event" shall mean an act of God; unusual fire, flood, earthquake, storm, lightning; an act by any governmental authority, or necessity for compliance with any court order, law, statute, ordinance or regulation promulgated by a governmental authority having jurisdiction with respect to the applicable subject matter; a strike, lockout or other industrial disturbance; an act of the public enemy, sabotage, war, act of terrorism, insurrection or blockade; riot or other civil disturbance; epidemic; explosions; and any other similar event that, in each such case, prevents, in whole or in part, the performance of a party's obligations under this Agreement, is not reasonably within the control of the affected party and which by the exercise of commercially reasonable efforts the affected party is unable to overcome or prevent. If a party is prevented from substantially performing its obligations under this Agreement by Force Majeure for a period of one hundred and eighty (180) calendar days, the other parties may terminate this Agreement without further liability of any parties hereunder by ten (10) calendar days' written notice given any time thereafter prior to resumption of substantial performance unless substantial performance is resumed during that ten (10) calendar day period.

ARTICLE VIII

GOVERNING LAW AND DISPUTE RESOLUTION

8.1   Governing Law. This Agreement shall be governed by the laws of the State of New York applicable to contracts executed and performed in the State of New York.

8.2   Dispute Resolution.   Any dispute, controversy or claim between the parties relating to, arising out of or in connection with this Agreement as to its existence, enforceability, validity, interpretation, performance or breach, or as to indemnification or damages, including claims in tort, whether arising before or after the termination of this Agreement (any such dispute, controversy or claim being referred to as a "Dispute") shall be settled without litigation and only by use of the following alternative dispute resolution procedure:

(a)   At the written request of a party, each party shall appoint a knowledgeable, responsible representative to meet and negotiate in good faith to resolve any Dispute. The discussions shall be left to the discretion of the representatives. Upon agreement, the representatives may utilize other alternative dispute resolution procedures such as mediation to assist in the negotiations. Discussions and correspondence among the parties' representatives for purposes of these negotiations shall be treated as confidential information developed for the purposes of settlement, exempt from discovery and production, and without the concurrence of both parties shall not be admissible in the arbitration described below, or in any lawsuit. Documents identified in or provided with such communications, which are not prepared for purposes of the negotiations, are not so exempted and may, if otherwise admissible, be admitted in the arbitration.

(b)   If negotiations between the representatives of the parties do not resolve the Dispute within sixty (60) days of the initial written request, the Dispute shall be submitted to binding arbitration by a single arbitrator pursuant to the Commercial Arbitration Rules, as then amended and in effect, of the American Arbitration Association (the "Rules"). Either party may demand such arbitration in accordance with the procedures set out in the Rules. The arbitration shall take place in New York, New York. The arbitration hearing shall be commenced within sixty (60) days of such party's demand for arbitration. The arbitrator shall have the power to and will instruct each party to produce evidence through discovery (i) that is reasonably requested by the other party to the arbitration in order to prepare and substantiate its case, and (ii) the production of which will not materially delay the expeditious resolution of the dispute being arbitrated; each party agrees to be bound by any such discovery order. The arbitrator shall control the scheduling (so as to process the matter expeditiously) and any discovery. The parties may submit written briefs. At the arbitration hearing, each party may make written and oral presentations to the arbitrator, present testimony and written evidence and examine witnesses. No party shall be eligible to receive, and the arbitrator shall not have the authority to award, exemplary or punitive damages. The arbitrator shall rule on the Dispute by issuing a written opinion within thirty (30) days after the close of hearings. The arbitrator's decision shall be binding and final. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction.

(c)   Each party will bear its own costs and expenses in submitting and presenting its position with respect to any Dispute to the arbitrator; *provided, however,* that if the arbitrator determines that the position taken in the Dispute by the nonprevailing party taken as a whole is unreasonable, the arbitrator may order the nonprevailing party to bear such fees and expenses, and reimburse the prevailing party for all or such portion of its reasonable costs and expenses in submitting and presenting its position, as the arbitrator shall reasonably determine to be fair under the circumstances. Unless the arbitrator orders otherwise pursuant to the foregoing sentence, each party to the arbitration shall pay one-half (½) of the fees and expenses of the arbitrator and the American Arbitration Association.

(d)   Notwithstanding any other provision of this Agreement, (i) either party may commence an action to compel compliance with this section, and (ii) if any party, as part of a Dispute, seeks injunctive relief or any other equitable remedy, including specific enforcement, then such party shall be permitted to seek such injunctive or equitable relief in any federal or state court of competent jurisdiction before, during or after the pendency of a mediation or arbitration proceeding under this section.

(e)   For breach of any provision of this Agreement, each party's liability shall be limited to direct actual damages only, and such direct actual damages shall be the sole and exclusive remedy hereunder, and all other remedies or damages are waived. In no other event shall either party be liable for consequential, incidental, punitive, exemplary, or indirect damages, in tort, contract or otherwise.

(f)   Pending final resolution of the dispute, the parties hereto shall proceed with the performance of their obligations under this Agreement.


ARTICLE IX

SUBORDINATION


9.1   Subordination. Each of the Operating Companies and the Manager, on its own behalf and on behalf of each future holder of the Management Fees, agrees for the benefit of all holders from time to time of the Series A Obligations as follows:

(a)   The Management Fees are expressly subordinate and junior in right of payment to all Series A Obligations on the terms and conditions set forth in this Agreement, and until the Series A Obligations have been paid in full, the Manager shall not take, demand or receive from either Operating Company, and neither Operating Company shall make, give or permit, directly or indirectly, by set-off, redemption, purchase or in any other manner, any payment on account of, or security for, the whole or any part of the Management Fees, including, without limitation, any letter of credit or similar credit support facility to support payment of the Management Fees; provided, however, that so long as no Payment Blockage Event has occurred and is continuing, the Operating Companies may make, and the Manager may receive, Permitted Payments.

(b)   Upon the occurrence, and at any time during the continuance, of a Payment Blockage Event, no payment or distribution may be made by or on behalf of either Operating Company in respect of the Management Fee.

(c)   Unless and until the Series A Obligations have been paid in full, any money, property, securities or other direct or indirect distributions of any nature whatsoever received by (or for the benefit of) the Manager in respect of the Management Fee (other than Permitted Payments made in accordance with (a) above) shall be delivered to the holders of the Series A Obligations in the form received, duly indorsed to such party, if required, and applied to satisfy such obligations as set forth in the Charter. Until so delivered, such payment or distribution to the extent received by or for the benefit of the Manager shall be held in trust by such party as the property of the holders of the Series A Obligations, segregated from other funds and property held by the Manager.

(d)   Upon the occurrence of any event or proceeding described in Sections 6.01(ix) and (x) of the Indenture commencing by or against either Operating Company;

(i)   any direct or indirect payment or distribution of assets of such Operating Company, whether in cash, property or securities, to which the Manager in its capacity as Manager hereunder would be entitled except for the provisions hereof, shall be paid or delivered by such

Operating Company, or any receiver, trustee in bankruptcy, liquidating trustee, disbursing agent or other person making such payment or distribution, directly to the holders of the Series A Obligations to the extent necessary to pay in full, after application of all amounts payable or distributable to the holders of the Series A Obligations, all Series A Obligations, before any payment or distribution shall be made to or for the benefit of the Manager with respect to the Management Fee;

(ii)   the Manager irrevocably authorizes and empowers the holders of the Series A Obligations (A) to demand, sue for, collect and receive every payment or distribution on account of the Management Fees payable or deliverable in connection with such event or proceeding and give acquittance therefor, (B) if no claims or proofs of claim have been filed by the Manager by the date that is ten (10) days prior to the deadline for the filing thereof in any statutory or non-statutory proceeding, to file claims and proofs of claim in such proceeding and take such other actions, in its own name, as it may deem necessary or advisable for the enforcement of the provisions of this Agreement, and (C) to vote to accept or reject a plan of reorganization under Chapter 11 of the Bankruptcy Code if the Manager fails to vote by the date that is five (5) days prior to the deadline for the voting of such claims, provided that the foregoing authorization and empowerment imposes no obligation on the holders of the Series A Obligations to take any such action;

(iii)   the Manager shall take such action, duly and promptly, as the holders of the Series A Obligations may reasonably request from time to time (A) to collect the Management Fees for the account of the holders of the Series A Obligations and (B) to file appropriate proofs of claim in respect of the Management Fees; and

(iv)   the Manager shall execute and deliver such powers of attorney, assignments or proofs of claim or other instruments as the holders of the Series A Obligations may reasonably request to enable such holders to enforce any and all claims in respect of the Management Fees and to collect and receive any and all payments and distributions which may be payable or deliverable at any time upon or in respect of the Management Fees.

9.2   Obligations Unconditional/Waiver

(a)   All rights and interests of the holders of the Series A Obligations hereunder and all agreements and obligations of the Manager hereunder shall remain in full force and effect irrespective of:

(i)   any lack of validity or enforceability of the Series A Obligations;

or

(ii)   any change in the time, manner or place of payment, or in any other term, of all or any of the Series A Obligations (including without limitation, any rescission, in whole or in part, by the holders of any Series A Obligations of any demand for payment of any Series A Obligations), or any participation, sale, assignment or other transfer of any of the Series A Obligations, or any amendment, waiver, deferral, refunding, acceleration, compromise, release, alteration, supplementation, termination or other modification, in whole or in part, whether by course of conduct or otherwise, of the Series A Obligations or any document or agreement relating to the Series A Obligations.

(b)   The Manager hereby waives (i) reliance by the holders of the Series A Obligations upon the subordination arrangements set forth in this Agreement and (ii) any notice of the creation, renewal, extension or accrual of any of the Series A Obligations and notice of or proof of reliance by the holders of the Series A Obligations upon this Agreement. The Series A Obligations shall be deemed conclusively to have been created, contracted or incurred in reliance on this Agreement.

9.3   Provisions Survive Bankruptcy. The subordination arrangements set forth in this Agreement shall continue in full force and effect notwithstanding the bankruptcy of either Operating Company or Southern Star.

9.4   Powers Coupled With An Interest/Benefit.

(a)   All powers, authorizations and agencies contained in this Agreement are coupled with an interest and are irrevocable until the Series A Obligations are paid in full.

(b)   The holders of the Series A Obligations, on the one hand, and the holders of the Management Fees, on the other hand, are hereby authorized to demand specific performance of Article IX of this Agreement when any of such parties have failed to comply with any terms or provisions hereof, and each of them waives any defense based on the adequacy of a remedy at law that might be asserted as a bar to such remedy of specific performance.

(c)   This Agreement shall be binding upon and shall inure to the benefit of the holders of the Series A Obligations and their respective successors and assigns to the same extent as if any such successor or assign was an original party hereto.

9.5   Definitions. The following defined terms used in this Agreement shall have the following meanings:

(a)   "Charter" means the Second Amended and Restated Certificate of Incorporation of Southern Star, dated August 7, 2003;

(b)   "Credit Documents" means the documents executed in connection with the transactions contemplated by the Indenture;

(c)   "Dividend Shortfall" means the occurrence of an event described in Article 4, Part A, Section 1(d) of the Charter;

(d)   "Indenture" means that certain Indenture, dated as of August 8, 2003, with Southern Star as the Issuer and Deutsche Bank Trust Company Americas, as Trustee;

(e)   "Mandatory Series A Redemption Obligation" shall have the meaning given to such term in the Charter;

(f)   "Payment Blockage Event" means (i) any payment default or event of default under any of the Credit Documents shall have occurred and be continuing; (ii) any Dividend Shortfall with respect to the Series A Preferred Stock shall have occurred and be continuing; or (iii) any Mandatory Series A Redemption Obligation shall not have been paid when due and payable and such failure to pay is continuing;

(g)   "Permitted Payments" the payment to the Manager of the Management Fees when due;

(h)   "Series A Dividends" shall have the meaning given to such term in the Charter; and

(i)   "Series A Obligations" means all obligations of Southern Star outstanding at any time to the holders of the Series A Preferred Stock with respect to Series A Dividends or any Mandatory Series A Redemption Obligations.

ARTICLE X

GENERAL PROVISIONS

10.1 __Notices.__ Any notice or other communication given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or in any case, to the parties as set forth below:

__If to Manager,__

AIG Highstar Capital, L.P.
599 Lexington Avenue, 25th Floor
New York, NY 10022
Attn.: Michael J. Walsh
Fax: (646) 735-0795

__with copies (which shall not constitute notice) to :__

Bingham McCutchen LLP
150 Federal Street
Boston, MA 02110
Attn.: Victor Paci
Fax: (617) 951-8736

American International Group, Inc.
Corporate Law Department
Financial Services Group
70 Pine Street, 28th Floor
New York, NY 10270
Fax: (212) 363-8596

__If to Operating Companies, to__

Southern Star Central Gas Pipeline, Inc.
3800 Frederica Street
Owensboro, KY 42304
Attn.: Jerry Morris, President and Chief Operating Officer
and Beverly Griffith, General Counsel
Facsimile: (270) 852-5010

Any notice given by telephone shall be confirmed promptly in writing (which notice shall be effective only upon the effectiveness of the delivery of such writing). Any notice given by personal delivery, by United States mail, by facsimile or electronic mail, telegram or by cable shall be effective upon receipt, and any notice given by telex shall be effective upon acknowledgment of receipt of transmission by the answer back of the telex machine of the receiving party.

10.2 __Successors and Assigns.__   Neither the Operating Companies nor Manager may assign their rights and obligations under this Agreement to any third party, including as a result of a change in control of Star Central or the Operating Companies.

10.3 __Binding Effect.__ This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Subject to the terms of Article IX hereof and the rights of the holders of the Series A Obligations thereunder, nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any person other than the parties and successors and permitted assigns any right, remedy or claim.

10.4 **Amendments.** This Agreement may not be modified or amended except by a written instrument signed by all of the parties. The provisions of Article IX hereof may not be amended unless consented to by a majority of the holders of the Series A Obligations.

10.5 **Severability.** If any of the provisions of this Agreement shall be determined by a court of competent jurisdiction to be invalid or unenforceable, all of the other provisions shall remain in full force and effect so long as the economic or legal substance of the contemplated transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to affect the original intent of the parties as closely as possible.

10.6 **Taxes.** Each Operating Company shall retain full responsibility for excise taxes, sales taxes, regulatory surcharges, income taxes, and any other taxes, duties or levies relating to or arising from the assets, facilities, equipment, businesses, operations or obligations of such Operating Company, or any aspect of the Business.

10.7 **Other Businesses.** Subject to Section 3.6, Manager, SSCGP, Western Frontier and any of their respective affiliates may lawfully engage in or possess an interest in other business ventures of any nature or description which are not inconsistent with the status of SSCGP and the prospective status of Western Frontier as a "natural gas company" under the Natural Gas Act of 1938, as amended, and the regulations and orders thereunder, including the interstate gas pipeline business, whether independently owned or owned with others, whether currently existing or subsequently created, and Manager, SSCGP, Western Frontier and any of their affiliates shall not have any rights in or to any of these other business ventures or the income or profits derived therefrom; provided, however, that neither the OpCo Boards nor either of the Operating Companies shall take any action or engage in any conduct of any kind which could cause or does cause Manager or any affiliate or partner of Manager to become a "public-utility company" or a "holding company", or an "affiliate" of either, as those terms are defined in the Public Utility Holding Company Act of 1935, as amended, and the regulations and orders thereunder.

10.8 **Further Assurances.** The parties shall execute and deliver such further instruments and perform such further acts as may reasonably be required to carry out the purposes of this Agreement.

10.9 **Entire Agreement.** This Agreement constitutes the entire understanding between the parties, and supersedes any prior understandings respecting the subject matter of this Agreement.

10.10 **Counterparts.** This Agreement may be signed in any number of counterparts, each of which shall be an original for all purposes, but all of which taken together shall constitute only one agreement.

IN WITNESS WHEREOF, this Agreement has been fully executed as of the date indicated above.


SOUTHERN STAR CENTRAL GAS PIPELINE, INC.


By: /s/ Michael Walsh_____
Name: Michael Walsh
Title: Chief Executive Officer


WESTERN FRONTIER PIPELINE COMPANY, L.L.C.


By: /s/ Michael Walsh_____
Name: Michael Walsh
Title: President


AIG HIGHSTAR CAPITAL, L.P.


By: AIG Highstar Capital GP, L.P.
        Its General Partner

By: AIG Highstar Capital Management,
        LLC, Its General Partner

By: AIG Global Investment Corp., Its
        Sole Member

By: /s/ Christopher H. Lee_____
Name: Christopher H. Lee
Title: Managing Director

MANAGEMENT SERVICES

Corporate governance
> Populate the OpCo Boards and lead OpCo Board meetings
> Hold regular meetings in accordance with the governing documents of the Operating
> Companies

Manager Officers
> Provide general leadership to the Operating Companies
> Attend customer and trade association meetings
> Evaluate and approve final budgets and strategic plans for presentation to the OpCo Boards
> and Southern Star's Board of Directors
> Preside over executive team and strategic planning meetings

Communications
> Review and approve all press communications regarding the Operating Companies

Business development
> Prioritize expansion and business development opportunities
> Evaluate financing strategies for expansions and business development opportunities

Administrative
> Collaborate with the Operating Companies' executive teams to determine appropriate
> compensation, incentive compensation and employee benefit plans
> Collaborate with the Operating Companies' risk management teams to determine general
> insurance coverage plan
> Promptly respond, at the OpCo Board's reasonable request, to matters outside the ordinary
> course of business

Financial
> Review and approve the Operating Companies' financial budgets and projections for
> presentation to the OpCo Boards and Southern Star's Board of Directors
> Review monthly financial statements and performance metrics, including variance analysis,
> and discuss such review with the OpCo Boards
> Work with each Operating Company's accounting and financial teams to ensure compliance
> with all financial agreements by which the Operating Companies are bound (either
> directly or indirectly)
> Provide guidance for evaluating financial strategies

Regulatory
> Coordinate preparation of regulatory filings and prepare analysis for OpCo Boards on critical
> regulatory issues

Litigation
> Coordinate response in all litigation matters and prepare analysis for the OpCo Boards on
> litigation issues